July 3, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DanDrit Biotech USA, Inc. Registration Statement on Form S-1 Filed February 14, 2014, Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2014 and Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2014
File No. 333-193965

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated July 1, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193965) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, as amended on March 31, 2014, May 16, 2014 and June 23, 2014. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes. Capitalized terms used but not defined herein shall have the meaning for such terms as defined in the Amendment.

Capitalization, page 27

1.            Please revise to remove the effects of receiving offering proceeds as your offering is a best efforts offering.  In this regard, delete the as adjusted $6 million and maximum offering columns in the table.  Also, make conforming changes to dilution on page 28.

We have revised pages 27 and 28 in response to Comment 1.

2.            Please revise the on an actual basis column heading “Proforma Combined DanDrit Biotech USA, Inc. and Subsidiary” as this column represents the DanDrit Biotech USA, Inc. historical financial statements as of March 31, 2014.

We have revised page 27 in response to Comment 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Comparison of the three months ended March 31, 2014 and March 31, 2013, page 32

3.            Please refer to comment 5.  The explanation of your change in consulting expenses for the three months ended March 31, 2014 compared to March 31, 2013 provides information about activities in 2012 which do not appear to be relevant to this discussion but may be relevant to the discussion of the year ended December 31, 2013 compared to 2012. Please revise.  In addition, please disclose the nature of expenses related to the “Company’s efforts of financing through debt and equity offerings” recorded in general and administrative expenses for the three months ended March 31, 2014.

We have revised page 32 in response to Comment 3.

Comparison of the years ended December 31, 2013 and December 31, 2012, page 32

4.            Please reverse the order of the amounts for 2013 and 2012 in your discussion for consulting expenses to appropriately match amounts with the respective year.

We have revised page 32 in response to Comment 4.

Our Business
Clinical Trials Data and Product Approvals, page 42

5.            We note your response to our prior comment 9 and associated revisions to your disclosure.  It appears that the quality of life results from the Phase I/II colorectal cancer trial in Denmark discussed at the bottom of page 43 of your amended Form S-1 were identical to the quality of life results observed in the Phase II colorectal cancer trial in Singapore discussed on page 46. Please confirm that the results of the quality of life questionnaires for your CRC trial in Denmark and your CRC trial in Singapore were identical or revise your disclosure as necessary.

We have revised pages 46 and 48 of the Amendment in response to Comment 5.

6.            We note your response to our prior comment 10 and associated revisions to your disclosure.  You state on page 43 that “there was a significantly lower [SF-36 questionnaire] score towards the end of the [CRC Denmark] study concerning ‘general health perception’ (p=0.006) and ‘vitality’ (p=0.011).  The p-values indicate that these results were statistically significant and therefore likely to be non-random.  You make the identical statement on page 46 with respect to the CRC Singapore study.  If, as you state on page 44, lower scores on the SF-36 Global Health Score questionnaire reflect more, rather than less, disability, please provide the raw SF-36 scores to which you refer, specify precisely when these scores were observed during the study and explain what, if any, conclusions or inferences can be drawn from these results.

We have revised pages 46 of the Amendment in response to Comment 6.

Experts, page 80

7.            Please revise to refer to the financial statements of DanDrit Biotech USA, Inc., not DanDrit Denmark.

We have revised page 80 in response to Comment 7.

Exhibit 23.1

8.            Refer to our prior comment 15.  Please revise this exhibit to consent to the use of the report for DanDrit Biotech USA, Inc. and not DanDrit Biotech A/S.

We have revised and refiled Exhibit 23.1 with the Amendment in response to Comment 8.

In filing the Amendment the Company acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter.  If you have additional comments, we ask that you address them to David N. Feldman, Esq.  His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Very truly yours,

DANDRIT BIOTECH USA, INC.

By:	/s/ Eric Leire
Eric Leire
Chief Executive Officer and President